ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 5, 2004

04045543

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 OCT 18 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

10/19

Lodgement with Australian Stock Exchange:
5 October 2004 – (ASX Announcement & Media Release – Lake Long Progress)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 October 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL PROGRESS REPORT



The 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana has reached a total depth of 16,654 feet. Logs have been run and no reservoir quality sand is evident in the Cib Op interval.

The forward program will be to complete the well for production from Middle Hollywood Gas Sands. Field analogues suggest this interval will be capable of producing between 3-5 million cubic feet of gas per day with associated condensate in the range of 100-175 barrels per day.

Given existing facilities, the field operator estimates the well could be on production in approximately 4 weeks, enabling the participants to take advantage of strong prevailing energy prices.

The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

Commenting on the result, executive Chairman, Michael Evans said

"Whilst we were not successful in the deeper Cib Op section we regard the well as a success. FAR was able to take a shot at some big potential pay and still walk away with a discovery in the Middle Hollywood interval that can be turned to production in a very short time frame. We are running at a 100 percent success rate within the field. We plan to add to our US production and look forward to the imminent drilling of Bay Courant, where a barge rig is scheduled on location in 26 days."

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au